

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Via E-mail
Corey Chiu
President, Director
Lucy's Water World, Inc.
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa #707
Beijing, China 101318

> **RE: Lucy's Water World, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 7, 2012**
> **File No. 333-179012**

Dear Mr. Chiu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated February 28, 2012. However, we still note disclosure in your Plan of Distribution section stating that sales of your common stock by your selling security holders must be made at the fixed price of $0.02 until a market develops. Please revise to state that sales must be made at a fixed price for the duration of the offering.

Statement of Operations, page F-3

2. We note your response to comment 7 in our letter dated February 28, 2012. Pursuant to Item 701 of Regulation S-K, please amend your filing to disclose the specific dates, i.e., day and month, which 50 million shares were issued and 1 million shares were issued. With respect to the 50 million shares issued, we note the issuance date provided in your

prospectus, September 2011, does not include a specific day and is inconsistent with the date, October 31, 2011, provided in your response letter dated March 7, 2012. Also, as previously requested, provide us with a schedule showing your calculation of the weighted average number of shares outstanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jay Smith